Exhibit 99.1

Taoping Reports 25% Revenue Growth for Full Year 2022

Shenzhen, April 25, 2023 - Taoping Inc. (NASDAQ: TAOP, the “Company” or “Taoping”) today reported 25% revenue growth for the year ended December 31, 2022. The Company also announced the filing of its annual report on Form 20-F for the year ended on December 31, 2022 with the U.S. Securities and Exchange Commission (“SEC”).

Mr. Lin Jianghuai, Chairman and CEO of Taoping, commented, “While we are pleased with the strong 25% revenue growth for the full year 2022, we have much more room to drive improvements in both revenue growth and profitability. The reality is we achieved the higher revenue growth while navigating the adverse impacts of ongoing COVID-19 shutdowns, and widespread supply chain, logistics and inflationary issues that reduced customer demand due to rolling business closures and led to higher costs. In addition, our results reflect the absorption of costs related to our strategic decision to pivot and shutter an evolving cryptocurrency mining business. We believe we have put these adverse issues behind us, which allowed us to enter 2023 in a much stronger position. We continue to see extensive opportunities for growth in our core competencies: the Taoping national sales network and the highly scalable and compatible Cloud platform, and our strong software development capabilities, which make Taoping a valued partner by many other smart-community customers and solution providers. We will continue to focus on leveraging our integrated ecosystem solutions, well established brand, technology platform and industry reputation along with strategic expansion into the smart community and new energy business sectors.”

“We are also very excited about the momentum we have been building in our newer environmentally friendly and smart city solutions business. For example, we recently announced an agreement to provide Wuxuan County with customized intelligent, Cloud-based product solutions, including Taoping’s new Blue Box off-grid wastewater treatment solution, IoT Smart Rest Station, fully autonomous street sweeper and smart large screen displays. As we previously indicated, that agreement allows us to enter into a market with valuation of approximately US$80 million in Wuxuan alone, as we provide support to Wuxuan County and contribute to its local economy through the provision of environmentally friendly and smart city solutions. This follows an earlier agreement in April for Taoping to provide similar services to China’s Zhaoyuan City. The two combined cities have an estimated nearly 1 million residents. Similar to our other core competencies, we have invested in the development of innovative, scalable solutions, and offer end-to-end, modular, Cloud-based solutions, which position us to meet the diverse and evolving needs of rural areas, which are crucial areas of focus for China’s government-supported initiatives in 2023. The above collaborations are expected to bring significant revenue streams for the Company in 2023 and beyond. Overall, we are excited about the growth opportunities ahead of the Company, as we focus on building value for shareholders.”

Select Financial Results for the Year Ended December 31, 2022

Revenue for the year ended December 31, 2022 was $24.2 million, compared to $19.4 million for the year ended December 31, 2021, an increase of $4.8 million, or 25.0%. The increase was primarily due to an increase of $1.5 million revenue from products, an increase of $2.8 million of advertising revenue, an increase of $0.8 million of other revenue, offset by a decrease of $0.3 million of software revenue.

Cost of revenue increased by $4.3 million, which was mainly attributed to increases in cost of products of $1.2 million, cost of advertising of $1.6 million, cost of software of $0.1 million, and cost of others of $1.4 million, or 33.7%, to $17.0 million, for the year ended December 31, 2022, from $12.7 million for the year ended December 31, 2021. As a percentage of revenue, cost of revenue increased to 70.2% during the year ended December 31, 2022, from 65.6% during the year ended December 31, 2021.

Gross profit as a percentage of revenue decreased to 29.8% for the year ended December 31, 2022 from 34.4% for the year ended December 31, 2021.

In December 2022, the Company entered into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment for a total sale price of approximately $1.08 million. The Company also terminated the leases for both the office facility and the storage rooms for most mining machines that were used for the operation of cryptocurrency mining business, and laid off relevant employees. As a result, the Company had ceased its cryptocurrency mining business by December 31, 2022. Net loss from discontinued operations for the year ended December 31, 2022 was approximately $6.5 million, compared to net income of approximately $1.8 million in 2021.

The Company incurred a net loss of approximately $7.1 million for year ended December 31, 2022, compared to a net loss of $9.9 million for 2021. The improved profitability was mainly due to the decrease of provision of allowance of credit losses and the expenses of stock-based compensation.

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative solutions to help customers in both the private and public sectors to more effectively communicate and market to their desired targets. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, new media and artificial intelligence. To learn more, please visit www.taop.com.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results due to our limited operating history of providing smart cloud services, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and TAOP undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc.	Global IR Partners

Xue Jiang	David Pasquale
IR@taop.com	TAOP@globalirpartners.com
www.taop.com	New York Office: +1-914-337-8801